                                                FILED PURSUANT TO RULE 424(B)(2)
                                                      REGISTRATION NO. 333-48157

           Prospectus Supplement to Prospectus dated April 21, 1999.

                                6,250,000 Shares

                                [ANADARKO LOGO]

                                  Common Stock

                            ------------------------

     Anadarko is offering 6,250,000 shares of common stock by this prospectus supplement. Anadarko's common stock is listed for trading on the New York Stock Exchange under the symbol "APC." On April 29, 1999, the last reported sale price of Anadarko's common stock on the New York Stock Exchange was $39.875 per share.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

     The underwriter will purchase the common stock from Anadarko at a price of $38.50 per share resulting in $240,625,000 aggregate net proceeds (before expenses) to Anadarko.

     The underwriter may offer the common stock in transactions in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices. The underwriter may not offer the common stock to the public through the facilities of a national securities exchange or to or through a market maker otherwise than on an exchange. See "Underwriting."

                            ------------------------

     The underwriter expects to deliver the common stock against payment in New York, New York on May 4, 1999.

                              GOLDMAN, SACHS & CO.

                            ------------------------

                  Prospectus Supplement dated April 29, 1999.

                                USE OF PROCEEDS

     Anadarko expects the net proceeds from the sale of the common stock, to be approximately $240,525,000 after offering expenses, and initially will be used to repay existing floating rate debt. As of April 29, 1999, the average interest rate on such outstanding indebtedness, which had original maturities ranging from overnight to 36 days, was 4.96% per annum.

               SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

     Some of the statements included or incorporated by reference in the accompanying prospectus constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information concerning future production and reserves, schedules, plans, timing of development, contributions from Algerian properties, and those statements preceded by, followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "projects", "target", "goal", "plans", "objective", "should" or similar expressions or variations on such expressions. For such statements, Anadarko claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Such statements are subject to various risks and uncertainties, and actual results could differ materially from those expressed or implied by such statements due to a number of factors in addition to those discussed in Anadarko's other public filings, press releases and discussions with Anadarko management, including: volatility of crude oil and natural gas prices and demand; operating risks associated with the exploration for and production for oil and gas; uncertainties involved in large development projects affecting the timing and outcome of such projects; domestic political developments and federal, state and local laws and regulations; uncertainties arising out of foreign government sovereignty with respect to Anadarko's international operations; and the highly competitive nature of Anadarko's exploration activities and the gathering and marketing of oil and gas production.

                    COMMON STOCK PRICE RANGES AND DIVIDENDS

     The common stock of Anadarko is traded on the New York Stock Exchange. The ticker symbol for Anadarko is APC and daily stock reports published in local newspapers carry trading summaries for Anadarko under the headings ANADRK or ANADRKPETE.

     The following shows information regarding the closing market price of and dividends paid on Anadarko's common stock by quarter for 1997 and 1998 and the first quarter of 1999.

                                                        FIRST    SECOND     THIRD    FOURTH
                                                       QUARTER   QUARTER   QUARTER   QUARTER
                                                       -------   -------   -------   -------
1997*
MARKET PRICE
  High...............................................  $ 36.13   $ 32.81   $ 37.84   $ 38.13
  Low................................................  $ 27.31   $ 25.44   $ 30.75   $ 28.59
Dividends............................................  $0.0375   $0.0375   $0.0375   $0.0375
1998*
MARKET PRICE
  High...............................................  $ 34.63   $ 37.91   $ 43.19   $ 40.94
  Low................................................  $ 26.44   $ 30.31   $ 28.75   $ 25.69
Dividends............................................  $0.0375   $ 0.050   $ 0.050   $ 0.050
1999
  High...............................................  $ 39.88
  Low................................................  $ 26.56
Dividends............................................  $ 0.050

---------------

* In April 1998, the Board of Directors approved a two-for-one stock split. The stock split was effected by way of a stock dividend. The distribution date was July 1, 1998 to stockholders of record on June 15, 1998. All amounts shown above have been restated to reflect the stock split.

                   U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR
                        NON-U.S. HOLDERS OF COMMON STOCK

     The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner that is a "Non-U.S. Holder." A "Non-U.S. Holder" is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a foreign estate or trust.

     This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), and administrative interpretations as of the date hereof, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are advised to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

DIVIDENDS

     Subject to the discussion below, dividends if any, paid to a Non-U.S. Holder of common stock generally will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. For purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an income tax treaty, Anadarko ordinarily will presume that dividends paid on or before December 31, 1999 to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted.

     Under the United States Treasury Regulations applicable to dividends paid after December 31, 1999 (the "Final Regulations"), to obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide an Internal Revenue Service Form W-8 certifying such Non-U.S. Holder's entitlement to benefits under a treaty. The Final Regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or those holding an interest in that entity.

     There will be no withholding tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States if a Form 4224 (or, after December 31, 1999, a Form W-8) stating that the dividends are so connected is filed with Anadarko. Instead, the effectively connected dividends will be subject to regular U.S. income tax in the same manner as if the Non-U.S. Holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional "branch profits tax" which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the non-U.S. corporation's effectively connected earnings and profits, subject to certain adjustments.

     Generally, Anadarko must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence.

     Dividends paid to a Non-U.S. Holder at an address within the United States may be subject to backup withholding imposed at a rate of 31% if the Non-U.S. Holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and certain other information to Anadarko.

     Under current United States federal income tax law, backup withholding generally will not apply to dividends paid on or before December 31, 1999 to a Non-U.S. Holder at an address outside the United States (unless the payer has knowledge that the payee is a U.S. person). Under the Final Regulations, however, a Non-U.S. Holder will be subject to backup withholding unless applicable certification requirements are met.

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of common stock unless (i) the gain is effectively connected with a trade or business of such holder in the United States, (ii) in the case of certain Non-U.S. Holders who are non-resident alien individuals and hold the common stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the disposition, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code regarding the taxation of U.S. expatriates, or (iv) Anadarko is or has been a "U.S. real property holding corporation" within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such holder's holding period.

     Anadarko believes it currently is and may remain a U.S. real property holding corporation. However, gain realized on a disposition of common stock by a Non-U.S. Holder that is not deemed to own more than five percent of the common stock during such period will not be subject to U.S. federal income tax provided that the common stock continues to be "regularly traded on an established securities market" (within the meaning of Section 897(c)(3) of the Code and the temporary regulations issued pursuant thereto) at the time of disposition. If a Non-U.S. Holder is deemed to own more than five percent of the common stock at any time during the shorter of the five-year period preceding such disposition or such holder's holding period, such Non-U.S. Holder may be subject to U.S. federal income tax upon a disposition of shares of such stock if Anadarko is a U.S. real property holding corporation at such time. Prospective holders are advised to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of common stock.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING ON DISPOSITION OF COMMON STOCK

     Under current United States federal income tax law, information reporting and backup withholding imposed at a rate of 31% will apply to the proceeds of a disposition of common stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements will apply to a payment of disposition proceeds where the transaction is effected outside the United States by or through an office outside the United States of a broker that is either (i) a U.S. person, (ii) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) a "controlled foreign corporation" for U.S. federal income tax purposes, or (iv) effective after December 31, 1999, a foreign partnership (A) at least 50% of the capital or profits interest in which is owned by U.S. persons, or (B) that is engaged in a U.S. trade or business, and the broker fails to maintain documentary evidence that the holder is a Non-U.S. Holder and that certain conditions are met, or that the holder otherwise is entitled to an exemption. Effective after December 31, 1999, backup withholding will apply to such payment if the broker has actual knowledge that the holder is a U.S. person.

     Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.

FEDERAL ESTATE TAX

     An individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the common stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

                                  UNDERWRITING

     Anadarko and Goldman, Sachs & Co., as the underwriter for the offering, have entered into an underwriting agreement with respect to the shares being offered by this prospectus supplement. Subject to conditions, Anadarko has agreed to sell to the underwriter, and the underwriter has agreed to purchase from Anadarko, the 6,250,000 shares of common stock offered hereby.

     Under the terms and conditions of the underwriting agreement, the underwriter is committed to take and pay for all of the shares offered hereby, if any are taken.

     The underwriter proposes to offer the shares of common stock from time to time for sale in one or more transactions in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of the sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. The underwriter may not offer the shares of common stock to the public through the facilities of a national securities exchange or to or through a market maker otherwise than on an exchange. In connection with the sale of the shares of common stock offered hereby, the underwriter may be deemed to have received compensation in the form of underwriting discounts. The underwriter may effect such transactions by selling shares of the common stock offered hereby to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriter and/or purchasers of shares of common stock for whom they may act as agents or to whom they may sell as principal.

     Anadarko has agreed with the underwriter not to offer sell, contract to sell or otherwise dispose of any securities of the Company during the period from the date of this prospectus supplement continuing through the 90 days after the date of the prospectus, except with the prior written consent of the underwriter, other than (i) the common stock being sold hereunder; (ii) the common stock, if any, issuable upon conversion of existing securities convertible into common stock or upon exercise of any existing options to purchase common stock; (iii) options or shares of common stock sold or issued pursuant to any employee benefit plan or arrangement of Anadarko or any of its subsidiaries existing on the date hereof; and (iv) common stock issued pursuant to dividends reinvested, or monthly optional cash purchases not to exceed $10,000,000, under Anadarko's dividend reinvestment and stock purchase plan.

     In connection with the offering, the underwriter may purchase and sell shares of common stock in the open market. These transactions may include short sales and purchases to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater number of shares than it is required to purchase in the offering.

     These activities by the underwriter may maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriter at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

     Anadarko estimates that its total expenses for the offering will be approximately $100,000.

     Anadarko has agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933.

     The underwriter has provided from time to time, and may provide in the future, investment banking and other financial services to Anadarko. In the ordinary course of business, the underwriter may actively trade the debt and equity securities of Anadarko for its own account or for accounts of customers and, accordingly, it may at any time hold long or short positions in those securities.

                                   PROSPECTUS

                                [ANADARKO LOGO]

                                 $1,000,000,000

                                DEBT SECURITIES
                                PREFERRED STOCK
                               DEPOSITARY SHARES
                                  COMMON STOCK
                                    WARRANTS

                            ------------------------

     We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

                            ------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

                    This prospectus is dated April 21, 1999

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf " registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,000,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information About Anadarko".

                         ANADARKO PETROLEUM CORPORATION

     Anadarko is one of the world's largest independent oil and gas exploration and production companies with 935.1 million energy equivalent barrels of proved reserves as of December 31, 1998.

     Anadarko's reserve mix shifted in 1998, primarily due to recent discoveries in the Gulf of Mexico's sub-salt trend and continued development activity onshore in the U.S., which resulted in a significant increase in natural gas reserves. As of year-end 1998, natural gas reserves accounted for 47% of Anadarko's total proved reserves compared to 41% at year-end 1997.

     About 74% of Anadarko's total proved reserves are located in the U.S., primarily in the mid-continent (Kansas, Oklahoma and Texas) area, offshore in the Gulf of Mexico and in Alaska. During 1998, 97% of Anadarko's production was located in the U.S. Anadarko also owns and operates gas gathering systems in its U.S. core producing areas.

     Overseas, Anadarko is developing crude oil reserves in Algeria's Sahara Desert and has commenced oil production. At year-end 1998, Anadarko had 245 million barrels of proved crude oil reserves in Algeria, which accounts for 26% of Anadarko's total proved reserves. First oil production from the Hassi Berkine South Field began in May 1998. Development of other commercial fields in Algeria is underway and production is expected to increase substantially over the next several years. Anadarko also participates in other international exploration projects in Eritrea, the North Atlantic Margin and Tunisia.

               WHERE YOU CAN FIND MORE INFORMATION ABOUT ANADARKO

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information filed after the date of this prospectus with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 14(d) of the Securities Exchange Act of 1934 until our offering is completed:

          (a) Annual Report on Form 10-K for the year ended December 31, 1998;

          (b) The description of our common stock set forth in the registration statement on Form 8-A, filed with the SEC on October 5, 1998; and,

          (c) The description of our Series C Junior Participating Preferred Stock, set forth in the registration statement on Form 8-A dated October 30, 1998.

     You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

                              Corporate Secretary
                         Anadarko Petroleum Corporation
                              17001 Northchase Dr.
                               Houston, TX 77060
                                 (281) 875-1101

     You should rely only on the information incorporated by reference or provided in this prospectus or the prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of the document.

 RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS

     The following table sets forth Anadarko's consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for the periods shown:

                                                          YEARS ENDED DECEMBER 31
                                                      --------------------------------
                                                      1994   1995   1996   1997   1998
                                                      ----   ----   ----   ----   ----
Fixed Charges.......................................  2.11   1.24   3.34   3.04   0.05
Combined Fixed Charges and Preferred Stock
  Dividends.........................................  2.11   1.24   3.34   3.04   0.05

     Anadarko issued preferred stock in May 1998. No shares of preferred stock were outstanding during any of the periods prior to May 1998.

     As a result of Anadarko's net loss in 1998, Anadarko's earnings did not cover fixed charges by $90 million and did not cover combined fixed charges and preferred stock dividends by $101 million in 1998. The ratios were computed by dividing earnings by either fixed charges or combined fixed charges and preferred stock dividends. For this purpose, earnings include income before income taxes and fixed charges. Fixed charges include interest and amortization of debt expenses and the estimated interest component of rentals.

                                USE OF PROCEEDS

     We will use the net proceeds we receive from the sale of the securities offered by this prospectus and the accompanying prospectus supplement for general corporate purposes, unless we specify otherwise in the applicable prospectus supplement. General corporate purposes may include additions to working capital, capital expenditures, repayment of debt or the financing of possible acquisitions.

                         DESCRIPTION OF DEBT SECURITIES

     The following description sets forth the general terms and provisions that could apply to the debt securities. Each prospectus supplement will state the particular terms that actually will apply to the debt securities included in the supplement.

     The debt securities will be either our senior debt securities or our subordinated securities. We have issued to date an aggregate of $1.1 billion of senior securities. We do not have any subordinated securities outstanding at this time.

     In addition to the following summary, you should refer to the applicable provisions of the following documents for more detailed information:

     - the senior indenture, which is incorporated by reference to Exhibit 4(j) to the Form 10-K for year ended December 31, 1997, and

     - the subordinated indenture, which is incorporated by reference to Exhibit 4(c) to Registration Statement No. 333-30927, filed with the SEC on July 7, 1997.

     Neither indenture limits the aggregate principal amount of debt securities that we may issue under that indenture. The debt securities may be issued in one or more series as we may authorize at various times. All debt securities will be unsecured. The senior securities will have the same rank as all of our other unsecured and unsubordinated debt. The subordinated securities will be subordinated to senior indebtedness as described in the "Subordinated Securities" section on page 10. The prospectus supplement relating to the particular series of debt securities being offered will specify the amounts, prices and terms of those debt securities. These terms may include:

     - whether the debt securities are senior securities or subordinated securities;

     - the title and the limit on the aggregate principal amount of the debt securities;

     - the dates on which the debt securities will mature;

     - any annual rates (which may be fixed or variable), or the method of determining any rates, at which the debt securities will bear interest;

     - the dates from which interest shall accrue and the dates on which interest will be payable;

     - the currencies in which the debt securities are denominated and principal and interest may be payable;

     - any redemption or sinking fund terms;

     - any event of default or covenant with respect to the debt securities of a particular series, if not set forth in this prospectus;

     - whether the debt securities are to be issued, in whole or in part, in the form of one or more global securities and the depositary for the global securities;

     - whether the subordinated securities are convertible into Anadarko common stock; and,

     - any other terms of the series, which will not conflict with the terms of the applicable indenture.

     We may issue debt securities of any series at various times and we may reopen any series for further issuances from time to time without notice to existing holders.

     We will issue the debt securities in fully registered form without coupons. Unless we specify otherwise in the applicable prospectus supplement, we will issue debt securities denominated in U.S. dollars in denominations of $1,000 or multiples of $1,000 for debt securities.

     We will describe special Federal income tax and other considerations relating to debt securities denominated in foreign currencies or units of two or more foreign currencies in the applicable prospectus supplement.

     Unless we specify otherwise in the applicable prospectus supplement, the covenants contained in the indentures and the debt securities will not provide special protection to holders of debt securities if we enter into a highly leveraged transaction, recapitalization or restructuring.

EXCHANGE, REGISTRATION AND TRANSFER

     Debt securities of any series that are not global securities will be exchangeable for other debt securities of the same series and of like aggregate principal amount and tenor in different authorized denominations. In addition, you may present debt securities for registration of transfer, together with a duly executed form of transfer, at the office of the security registrar or at the office of any transfer agent designated by us for that purpose with respect to any series of debt securities and referred to in the applicable prospectus supplement. No service charge is required for any transfer or exchange of debt securities but we may require payment of any taxes and other governmental charges. The security registrar or the transfer agent will effect the transfer or exchange upon being satisfied with the documents of title and identity of the person making the request. We have appointed the applicable trustee as security registrar for the applicable indenture. We may at any time designate additional transfer agents with respect to any series of debt securities.

     In the event of any redemption in part, we will not be required to:

     - issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before the mailing of notice of redemption of debt securities of that series to be redeemed and ending at the close of business on the mailing date;

     - register the transfer of or exchange any debt security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part.

     For a discussion of restriction on the exchange, registration and transfer of global securities, see "Global Securities."

PAYMENT AND PAYING AGENTS

     Unless we specify otherwise in the applicable prospectus supplement, payment of principal, any premium and any interest on debt securities will be made at the office of the paying agents that we designate at various times. However, at our option, we may make interest payments by check mailed to the address, as it appears in the security register, of the person entitled to the payments. Unless we specify otherwise in the applicable prospectus supplement, we will make payment of any installment of interest on debt securities to the person in whose name that registered security is registered at the close of business on the regular record date for such interest.

     Unless we specify otherwise in the applicable prospectus supplement, the Corporate Trust Office of the trustee in the Borough of Manhattan, The City of New York, will be designated as our sole paying agent for payments with respect to debt securities that are issued solely as debt securities.

GLOBAL SECURITIES

     The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that we will deposit with a depositary identified in the applicable prospectus supplement. Unless and until it is exchanged in whole or in part for the individual debt securities it represents, a global security may not be transferred except as a whole:

     - by the applicable depositary to a nominee of the depositary,

     - by any nominee to the depositary itself or another nominee, or

     - by the depositary or any nominee to a successor depositary or any nominee of the successor.

     We will describe the specific terms of the depositary arrangement with respect to a series of debt securities in the applicable prospectus supplement. We anticipate that the following provisions will generally apply to depositary arrangements.

     When we issue a global security in registered form, the depositary for the global security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual debt securities represented by that global security to the accounts of persons that have accounts with the depositary ("participants"). Those accounts will be designated by the dealers, underwriters or agents with respect to the underlying debt securities or by us if those debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold interests through participants. For interests of participants, ownership of beneficial interests in the global security will be shown on records maintained by the applicable depositary or its nominee. For interests of persons other than participants, that ownership information will be shown on the records of participants. Transfer of that ownership will be effected only through those records. The laws of some states require that certain purchasers of securities take physical delivery of securities in definitive form. These limits and laws may impair our ability to transfer beneficial interests in a global security.

     As long as the depositary for a global security, or its nominee, is the registered owner of that global security, the depositary or nominee will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the applicable indenture. Except as provided below, owners of beneficial interests in a global security:

     - will not be entitled to have any of the underlying debt securities registered in their names,

     - will not receive or be entitled to receive physical delivery of any of the underlying debt securities in definitive form, and

     - will not be considered the owners or holders under the indenture relating to those debt securities.

     Payments of principal of, any premium on and any interest on individual debt securities represented by a global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee as the registered owner of the global security representing such debt securities. Neither we, the trustee for the debt securities, any paying agent nor the registrar for the debt securities will be responsible for any aspect of the records relating to or payments made by the depositary or any participants on account of beneficial interests in the global security.

     We expect that the depositary or its nominee, upon receipt of any payment of principal, any premium or interest relating to a global security representing any series of debt securities, immediately will credit participants' accounts with the payments. Those payments will be credited in amounts proportional to the respective beneficial interests of the participants in the principal amount of the global security as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in the global security held through those participants will be governed by standing instructions and customary practices. This is now the case with securities held for the accounts of customers registered in "street name." Those payments will be the sole responsibility of those participants.

     If the depositary for a series of debt securities is at any time unwilling, unable or ineligible to continue as depositary and we do not appoint a successor depositary within 90 days, we will issue individual debt securities of that series in exchange for the global security or securities representing that series. In addition, we may at any time in our sole discretion determine not to have any debt securities of a series represented by one or more global securities. In that event, we will issue individual debt securities of that series in exchange for the global security or securities. Further, if we specify, an owner of a beneficial interest in a global security may, on terms acceptable to us, the trustee and the applicable depositary, receive individual debt securities of that series in exchange for those beneficial interests. The foregoing is subject to any limitations described in the applicable prospectus supplement. In any such instance, the owner of the beneficial interest will be entitled to physical delivery of individual debt securities equal in principal amount to the beneficial interest and to have the debt securities registered in its name. Those individual debt securities will be issued in any authorized denominations.

MODIFICATION OF THE INDENTURES

     Under each indenture our rights and obligations and the rights of the holders may be modified with the consent of the holders of at least a majority in principal amount of the then outstanding debt securities of each series affected by the modification. None of the following modifications, however, is effective against any holder without the consent of the holders of all of the affected outstanding debt securities:

     - changing the maturity, installment or interest rate of any of the debt securities;

     - reduce the principal amount of (or premium, if any) or interest on any debt security;

     - reduce the amount of principal of an original issue discount security payable upon acceleration of maturity;

     - changing the conversion or subordination provisions of the subordinated indenture in a manner adverse to the holders;

     - change the place or currency of payment of (or premium, if any) or interest on any debt security;

     - reducing the percentage required for modifications or waivers of compliance with the indentures;

     - impair the right of a holder to institute suit for the enforcement of any payment on or with respect to any debt security; or

     - with some exceptions, modifying the provisions for the waiver of covenants and defaults and any of the foregoing provisions.

     Any actions we or the trustee may take toward adding to our covenants, adding events of default or establishing the structure or terms of the debt securities as permitted by the indentures will not require the approval of any holder of debt securities. In addition, we or the trustee may cure ambiguities or inconsistencies in the indentures or make other provisions without the approval of any holder as long as no holder's interests are materially and adversely affected.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     "Event of default" when used in an indenture, will mean any of the following in relation to a series of debt securities:

     - failure to pay interest on any debt security for 60 days after the interest becomes due;

     - failure to pay the principal or any premium on any debt security when due;

     - failure to deposit any sinking fund payment for 60 days after such payment becomes due;

     - failure to perform or breach of any other covenant or warranty in the indenture that continues for 90 days after our being given notice from the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series;

     - default in the payment when due of other indebtedness in an aggregate principal amount in excess of $10,000,000, causing such indebtedness to become due prior to its stated maturity, and such default is not cured within 30 days after notice from the trustee or the holders of at least 5% in principal amount of the outstanding debt securities of the series;

     - a creditor commences involuntary bankruptcy, insolvency or similar proceedings against us and we are unable to obtain a stay or dismissal of that proceeding within 90 days;

     - we voluntarily seek relief under bankruptcy, insolvency or similar laws or we consent to a court entering an order for relief against us under those laws; or

     - any other event of default provided for debt securities of that series.

     If any event of default relating to outstanding debt securities of any series occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the principal of all of the outstanding debt securities of such series to be due and immediately payable.

     The indentures provide that the holders of at least a majority in principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any trust or power conferred on the trustee, with respect to the debt securities of that series. The trustee may act in any way that is consistent with those directions and may decline to act if any of the directions is contrary to law or to the indentures or would involve the trustee in personal liability.

     The indentures provide that the holders of at least a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all of the outstanding debt securities of the series waive any past default (and its consequences) under the indentures relating to the series, except a default (a) in the payment of the principal of or any premium on or interest on any of the debt securities of the series, or (b) with respect to a covenant or provision of such indentures which, under the terms of such indentures, cannot be modified or amended without the consent of the holders of all of the outstanding debt securities of the series affected.

     The indentures contain provisions entitling the trustee, subject to the duty of the trustee during an event of default to act with the required standard of care, to be indemnified by the holders of the debt securities of the relevant series before proceeding to exercise any right or power under the indentures at the request of those holders.

     The indentures require the trustee to, within 90 days after the occurrence of a default known to it with respect to any series of outstanding debt securities, give the holders of that series notice of the default if uncured and unwaived. However, the trustee may withhold this notice if it in good faith determines that the withholding of this notice is in the interest of those holders. However, the trustee may not withhold this notice in the case of a default in payment of principal, premium, interest or sinking fund installment with respect to any debt securities of the series. The above notice shall not be given until at least 60 days after the occurrence of a default in the performance or a breach of a covenant or warranty in the applicable indenture other than a covenant to make payment. The term "default" for the purpose of this provision means any event that is, or after notice or lapse of time, or both, would become, an event of default with respect to the debt securities of that series.

     Each indenture requires us to file annually with the trustee a certificate, executed by one of our officers, indicating whether the officer has knowledge of any default under the indenture.

REPLACEMENT OF SECURITIES

     We will replace any mutilated debt security at the expense of the holder upon surrender of the mutilated debt security to the appropriate trustee. We will replace debt securities that are destroyed, stolen or lost at the expense of the holder upon delivery to the appropriate trustee of evidence of the destruction, loss or theft of the debt securities satisfactory to us and to the trustee. In the case of a destroyed, lost or stolen debt security, an indemnity satisfactory to the appropriate trustee and us may be required at the expense of the holder of the debt security before a replacement debt security will be issued.

DEFEASANCE

     The indentures contain a provision that permits us to elect to defease and be discharged from all of our obligations (subject to limited exceptions) with respect to any series of debt securities then outstanding provided the following conditions have been satisfied:

     - Anadarko has deposited in trust with the trustee (a) money, (b) U.S. government obligations, or (c) a combination thereof in an amount sufficient to pay and discharge the (i) principal, premium and interest of the outstanding debt securities of any issue and
       (ii) sinking fund payments, if any;

     - no event of default has occurred or is continuing with respect to the securities of any series being defeased;

     - defeasance will not result in a breach or violation of, or constitute a default under any agreement to which we are a party; and,

     - Anadarko has delivered to the trustee an officer's certificate and opinion of counsel that all conditions precedent relating to the defeasance have been complied with.

GOVERNING LAW

     The indentures and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

SENIOR SECURITIES LIMITATIONS ON LIENS

     Neither we nor any domestic subsidiary of ours will issue, assume or guarantee any debt secured by a mortgage, lien, pledge or other encumbrance upon real or personal property of ours or of any of our domestic subsidiaries that is located in the continental U.S. without providing that the senior securities will be secured equally and ratably or prior to the debt. However, this provision shall not apply to the following:

     - Mortgages existing on the date of the senior indenture;

     - Mortgages existing at the time a corporation becomes a domestic subsidiary of ours or at the time it is merged into or consolidated with us or a domestic subsidiary of ours;

     - Mortgages in favor of Anadarko or any domestic subsidiary of ours;

     - Mortgages on property (a) existing at the time of the property's acquisition, (b) to secure payment of all or part of the property's purchase price, or (c) to secure debt incurred prior to, at the time of or within 180 days after the acquisition, the completion of construction or the commencement of full operation of the property or for the purpose of financing all or part of the property's purchase price;

     - Mortgages in favor of the United States of America, any state, any other country or any political subdivision required by contract or statute;

     - Mortgages on property to secure all or part of the cost of construction, development or repair, alteration or improvement of the property not later than one year after the completion of or the placing into operation the property;

     - Mortgages on minerals or geothermal resources in place, or on related leasehold or other property interests which are incurred to finance development, production or acquisition costs;

     - Mortgages on equipment used or usable for drilling, servicing or operation of oil, gas, coal or other mineral properties or of geothermal properties;

     - Mortgages required by any contract or statute in order to permit us or a subsidiary of ours to perform any contract or subcontract made with or at the request of the U S., any state or any department, agency or instrumentality of either; or

     - Any extension, renewal or replacement of any mortgage referred to in the preceding items or of any debt secured by those mortgages as long as the extension, renewal or replacement will be limited to substantially the same property (plus improvements) which secured the mortgage.

     Notwithstanding anything mentioned above, we and any one or more of our domestic subsidiaries may issue, assume or guarantee debt secured by mortgages that would otherwise be subject to the foregoing restrictions in an aggregate principal amount which, together with the aggregate outstanding principal amount of all other debt of ours and our domestic subsidiaries that would otherwise be subject to the foregoing restrictions, does not at any one time exceed 10% of the aggregate amount of assets of Anadarko and its domestic subsidiaries after deducting therefrom all current liabilities, unamortized debt discount, expense and other like intangibles as calculated on our consolidated balance sheet as of a date within 150 days prior to the date of determination.

     The following types of transactions, among others, shall not be deemed to create debt secured by mortgages: (1) the sale or other transfer of oil, gas or other minerals in place for a period of time until, or in an amount such that, the transferee will realize from the sale or transfer a specified amount (however determined) of money or such minerals, or the sale or other transfer of any other interest in property of the character commonly referred to as an oil payment or a production payment, and (2) the sale or transfer by Anadarko or a domestic subsidiary of properties to a partnership, joint venture or other entity in which we or our domestic subsidiary would retain partial ownership of the properties.

THE TRUSTEE

     Harris Trust and Savings Bank is trustee under the senior indenture. The trustee or its affiliates have other customary banking relationships with us and our affiliates.

SUBORDINATED SECURITIES

     Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated securities will generally be subordinated in right of payment to the prior payment in full of all of our senior indebtedness.

     "Senior indebtedness" is defined as the principal of, any premium and accrued and unpaid interest on the following items, whether outstanding on or created, incurred or assumed after the date of execution of the subordinated indenture:

     - our indebtedness for money borrowed (other than the subordinated securities);

     - guarantees by us of indebtedness for money borrowed of any other person; and,

     - indebtedness evidenced by notes, debentures, bonds or other instruments of indebtedness for the payment of which we are responsible or liable, by guarantees or otherwise.

     Senior indebtedness shall also be deemed to include modifications, renewals, extensions and refundings of any of the types of indebtedness, liability, obligations or guarantee listed above, unless the relevant instrument provides that such indebtedness, liability, obligation or guarantee, or such modification, renewal, extension or refunding, is not senior in right of payment to the subordinated securities.

     No payment by us on account of principal of, any premium or interest on the subordinated securities except for sinking fund payments as described below may be made if:

     - any default or event of default with respect to any senior indebtedness occurs and is continuing, or

     - any judicial proceeding is pending with respect to any default in payment of senior indebtedness.

     Sinking fund payments may be made during a suspension of principal or interest payments on subordinated debt provided the sinking fund payments are made by securities redeemed or acquired prior to the default or by means of conversion of the securities.

     In the event that any subordinated security is declared due and payable before its specified date, or upon any payment or distribution of assets by us to creditors upon our dissolution, winding up, liquidation or reorganization, all principal of, any premium and interest due or to become due on all senior indebtedness must be paid in full before the holders of subordinated securities are entitled to receive or take any payment. Subject to the payment in full of all senior indebtedness, the holders of the subordinated securities are to be subrogated to the rights of the holders of senior indebtedness to receive payments or distribution of our assets applicable to senior indebtedness until the subordinated securities are paid in full.

     By reason of this subordination, in the event of insolvency, our creditors who are holders of senior indebtedness, as well as some of our general creditors, may recover more, ratably, than the holders of the subordinated securities.

     The subordinated indenture will not limit the amount of senior indebtedness or debt securities which may be issued by us or any of our subsidiaries.

CONVERSION RIGHTS

     The prospectus supplement will provide if a series of subordinated securities is convertible into Anadarko stock and the initial conversion price per share at which the securities may be converted.

     If a convertible subordinated security has not been redeemed, the holder of the convertible security may convert the security, or any portion of the principal amount in integral multiples of $1,000, at the conversion price in effect at the time of conversion into shares of Anadarko stock. Conversion rights shall expire at the close of business on the date specified in the prospectus supplement for a series of convertible subordinated securities. Conversion rights expire at the close of business on the redemption date in the case of any convertible subordinated securities called for redemption.

     In order to exercise the conversion privilege, the person entitled to convert the convertible subordinated security must surrender to Anadarko, at any office or agency of Anadarko maintained for that purpose, the security with a written notice of the election to convert the security, and if less than the entire principal amount of the security is being converted, the amount of security to be converted. In addition, if the convertible subordinated security is converted during the period between a record date for the payment of interest and the related interest payment date the person entitled to convert the subordinated security must pay to Anadarko an amount equal to the interest payable on the principal amount being converted.

     No interest on converted subordinated securities will be paid by Anadarko on any interest payment date after the date of conversion except for those securities surrendered during the period between a record date for the payment of interest and the related interest payment date.

     Convertible subordinated securities shall be deemed to have been converted immediately prior to the close of business on the day of surrender of the security. No fractional shares of stock will be issued upon conversion, but an adjustment in cash will be made based on the market price at the close of business on the date of conversion.

     The conversion price will be subject to adjustment in the event of:

     - payment of stock dividends or other distributions on Anadarko stock;

     - issuance of rights or warrants to all Anadarko stockholders entitling them to subscribe for or purchase Anadarko stock at a price less than the market price of Anadarko stock;

     - the subdivision of Anadarko stock into a greater or lesser number of shares of stock;

     - the distribution to all stockholders of evidences of indebtedness or assets of Anadarko, excluding stock dividends or other distributions and rights or warrants; or,

     - the reclassification of Anadarko stock into other securities.

Anadarko may also decrease the conversion price as it considers necessary in order that any event treated for Federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of Anadarko stock.

     Anadarko will pay any and all transfer taxes that may be payable in respect of the issue or delivery of shares of stock on conversion of the securities. Anadarko is not required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares in a name other than that of the holder of the security to be converted and no issue and delivery shall be made unless and until the person requesting the issue has paid the amount of any such tax or established to the satisfaction of Anadarko that such tax has been paid.

     After the occurrence of:

     - consolidation with or merger of Anadarko into any other corporation;

     - any merger of another corporation into Anadarko; or

     - any sale or transfer of substantially all of the assets of Anadarko which results in any reclassification, change or conversion of the stock, the holders of any convertible subordinated securities will be entitled to receive on conversion the kind and amount of shares of stock or other securities, cash or other property receivable upon such event by a holder of Anadarko stock immediately prior to the occurrence of the event.

                         DESCRIPTION OF PREFERRED STOCK

     Our Restated Articles of Incorporation authorize the board of directors of Anadarko, without further stockholder action, to provide for the issuance of up to 2,000,000 shares of preferred stock, in one or more series, and to fix the designations, terms, and relative rights and preferences, including the dividend rate, voting rights, conversion rights, redemption and sinking fund provisions and liquidation values of each of these series. We may amend from time to time our restated articles to increase the number of authorized shares of preferred stock. Any amendment like this would require the approval of the holders of a majority of the outstanding shares. As of the date of this prospectus, we have 200,000 shares of 5.46% Series B Cumulative Preferred Stock outstanding.

     The particular terms of any series of preferred stock being offered by us under this shelf registration will be described in the prospectus supplement relating to that series of preferred stock. Those terms may include:

     - the title and liquidation preference per share of the preferred stock and the number of shares offered;

     - the purchase price of the preferred stock;

     - the dividend rate (or method of calculation), the dates on which dividends will be paid and the date from which dividends will begin to accumulate;

     - any redemption or sinking fund provisions of the preferred stock;

     - any conversion provisions of the preferred stock;

     - the voting rights, if any, of the preferred stock; and,

     - any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of the preferred stock.

     If the terms of any series of preferred stock being offered differ from the terms set forth in this prospectus, those terms will also be disclosed in the prospectus supplement relating to that series of preferred stock. You should also refer to the certificate of designation establishing a particular series of preferred stock that will be filed with the Secretary of State of the State of Delaware and the SEC in connection with any offering of preferred stock.

     The preferred stock will, when issued, be fully paid and nonassessable.

DIVIDEND RIGHTS

     The preferred stock will be preferred over the common stock as to payment of dividends. Before any dividends or distributions (other than dividends or distributions payable in common stock) on the common stock shall be declared and set apart for payment or paid, the holders of shares of each series of preferred stock will be entitled to receive dividends when, as and if declared by the board of directors of Anadarko. We will pay those dividends either in cash, shares of common stock or preferred stock or otherwise, at the rate and on the date or dates set forth in the prospectus supplement. With respect to each series of preferred stock, the dividends on each share of the series will be cumulative from the date of issue of the share unless some other date is set forth in the prospectus supplement relating to the series. Accruals of dividends will not bear interest.

RIGHTS UPON LIQUIDATION

     The preferred stock will be preferred over the common stock as to asset distributions so that the holders of each series of preferred stock will be entitled to be paid, upon our voluntary or involuntary liquidation, dissolution or winding up and before any distribution is made to the holders of common stock, the amount set forth in the applicable prospectus supplement. However, in this case the holders of preferred stock will not be entitled to any other or further payment. If upon any liquidation, dissolution or winding up our net assets are insufficient to permit the payment in full of the respective amounts to which the holders of all outstanding preferred stock are entitled, our entire remaining net assets will be distributed among the holders of each series of preferred stock in amounts proportional to the full amounts to which the holders of each series are entitled.

REDEMPTION

     All shares of any series of preferred stock will be redeemable to the extent set forth in the prospectus supplement relating to the series. All shares of any series of preferred stock will be convertible into shares of common stock or into shares of any other series of preferred stock to the extent set forth in the applicable prospectus supplement.

PREFERRED STOCK PURCHASE RIGHTS

     On October 30, 1998, we entered into a rights agreement with The Chase Manhattan Bank, as rights agent, providing for a dividend of one preferred stock purchase right for each outstanding share of our common stock. We issued the dividend to stockholders of record on November 10, 1998, and holders of shares of common stock issued since that date are issued rights with their shares. The rights trade automatically with shares of common stock and become exercisable only under the circumstances described below. The rights are designed to protect the interests of Anadarko and our stockholders against coercive takeover tactics. The purpose of the rights is to encourage potential acquirers to negotiate with the board of directors of Anadarko prior to attempting a takeover and to provide the board with leverage in negotiating on behalf of all stockholders the terms of any proposed takeover. The rights may have anti-takeover effects. The rights should not, however, interfere with any merger or other business combination approved by the board of directors of Anadarko.

     Until a right is exercised, the right will not entitle the holder to additional rights as an Anadarko stockholder, including, without limitation, the right to vote or to receive dividends. Upon becoming exercisable, each right will entitle its holder to purchase from us one one-thousandth of a share of Series C Junior Participating Preferred Stock at a purchase price of $175 per right, subject to adjustment. In general, the rights will not be exercisable until the earlier of (a) any time that we learn that a person or group or an affiliate or associate of the person or group has acquired, or has obtained the right to acquire, beneficial ownership of 15% or more of our outstanding common stock, unless provisions preventing accidental triggering of the rights apply and (b) the close of business on the date, if any, designated by the board of directors of Anadarko following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for 15% or more of our outstanding common stock. Below we refer to the earlier of those dates as the "distribution date" and the person or group acquiring at least 15% of our common stock as an "acquiring person." In the event that we are acquired in a merger or other business combination, or 50% or more of our consolidated assets or earning power are sold after a person becomes an acquiring person, each right will entitle its holder to purchase, for the purchase price, that number of common shares of the corporation which at the time of the transaction would have a market value of twice the right exercise price.

     Any rights that are at any time beneficially owned by an acquiring person, or any associate or affiliate of the acquiring person, will be null and void and nontransferable, and any holder of such right, including any purported transferee or subsequent holder, will be unable to exercise or transfer the right.

     The rights will expire at the close of business on November 10, 2008, unless redeemed before that time. At any time prior to the earlier of (a) the time a person or group becomes an acquiring person and (b) the expiration date, the board of directors of Anadarko may redeem the rights in whole, but not in part, at a price of $.01 per right. This amount is subject to adjustment as provided in the rights agreement.

     The preceding summary is not complete and is not intended to give full effect to provisions of statutory or common law. You should refer to the applicable provisions of the rights agreement and the form of right certificate, which are incorporated by reference to Exhibit 4.1 to our Form 8-A, filed with the SEC on October 30, 1998.

PROVISIONS OF ANADARKO'S RESTATED CERTIFICATE OF INCORPORATION

     In the event of a proposed merger or tender offer, proxy contest or other attempt to gain control of us which is not approved by the board of directors of Anadarko, it would be possible for the board of directors of Anadarko to authorize the issuance of one or more series of preferred stock with voting rights or other rights and preferences which would impede the success of the proposed merger, tender offer, proxy contest or other attempt to gain control of us. This authority may be limited by applicable law, the restated articles and the applicable rules of the stock exchanges upon which the common stock is listed. The consent of the holders of common stock would not be required for any issuance of preferred stock like this.

     The restated articles also provide that the board of directors of Anadarko is classified into three classes and that some provisions of the restated articles may be amended only by the affirmative vote of the holders of at least 80% of the voting power of our then outstanding voting stock.

                        DESCRIPTION OF DEPOSITARY SHARES

     We may, at our option, elect to offer fractional shares of preferred stock, rather than full shares of preferred stock. If we exercise this option, we will issue to the public receipts for depositary shares, and each of these depositary shares will represent a fraction (to be set forth in the applicable prospectus supplement) of a share of a particular series of preferred stock.

     The shares of any series of preferred stock underlying the depositary shares will be deposited under a deposit agreement between us and a bank or trust company selected by us. The depositary will have its principal office in the United States and a combined capital and surplus of at least $50,000,000. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fraction of a share of preferred stock underlying that depositary share, to all the rights and preferences of the preferred stock underlying that depositary share. Those rights include dividend, voting, redemption and liquidation rights.

     The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock underlying the depositary shares, in accordance with the terms of the offering. Copies of the forms of deposit agreement and depositary receipt will be filed as exhibits to the registration statement. The following summary of the deposit agreement, the depositary shares and the depositary receipts is not complete. You should refer to the forms of the deposit agreement and depositary receipts that will be filed with the SEC in connection with the offering of the specific depositary shares.

     Pending the preparation of definitive engraved depositary receipts, the depositary may, upon our written order, issue temporary depositary receipts substantially identical to the definitive depositary receipts but not in definitive form. These temporary depositary receipts entitle their holders to all the rights of definitive depositary receipts which are to be prepared without unreasonable delay. Temporary depositary receipts will then be exchangeable for definitive depositary receipts at our expense.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The depositary will distribute all cash dividends or other cash distributions received with respect to the preferred stock to the record holders of depositary shares relating to the preferred stock in proportion to the number of depositary shares owned by those holders.

     If there is a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares that are entitled to receive the distribution, unless the depositary determines that it is not feasible to make the distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the applicable holders.

REDEMPTION OF DEPOSITARY SHARES

     If a series of preferred stock represented by depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of that series of preferred stock held by the depositary. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to that series of the preferred stock. Whenever we redeem shares of preferred stock that are held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the shares of preferred stock so redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as may be determined by the depositary.

VOTING THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the information contained in the notice to the record holders of the depositary shares underlying the preferred stock. Each record holder of the depositary shares on the record date (which will be the same date as the record date for the preferred stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the preferred stock represented by such holder's depositary shares. The depositary will then try, as far as practicable, to vote the number of shares of preferred stock underlying those depositary shares in accordance with such instructions, and we will agree to take all actions which may be deemed necessary by the depositary to enable the depositary to do so. The depositary will not vote the shares of preferred stock to the extent it does not receive specific instructions from the holders of depositary shares underlying the preferred stock.

AMENDMENT AND TERMINATION OF THE DEPOSITARY AGREEMENT

     The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the holders of depositary shares will not be effective unless the amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by us or by the depositary only if (a) all outstanding depositary shares have been redeemed or (b) there has been a final distribution of the underlying preferred stock in connection with our liquidation, dissolution or winding up and the preferred stock has been distributed to the holders of depositary receipts.

CHARGES OF DEPOSITARY

     We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will also pay charges of the depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and those other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the deposit agreement to be for their accounts.

MISCELLANEOUS

     The depositary will forward to holders of depositary receipts all reports and communications from us that we deliver to the depositary and that we are required to furnish to the holders of the preferred stock.

     Neither we nor the depositary will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our respective obligations under the deposit agreement. Our obligations and those of the depositary will be limited to performance in good faith of our respective duties under the deposit agreement. Neither we nor they will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The depositary may resign at any time by delivering notice to us of its election to resign. We may remove the depositary at any time. Any resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

                          DESCRIPTION OF COMMON STOCK

     As of the date of this prospectus, we are authorized to issue up to 200,000,000 shares of common stock. As of March 31, 1999, we had 122,551,004 shares of common stock issued and had reserved 10,058,064 additional shares of common stock for issuance under our various stock and compensation incentive plans.

     The following summary is not complete and is not intended to give full effect to provisions of statutory or common law. You should refer to the applicable provisions of the following documents:

     - the restated certificate of incorporation, which are incorporated by reference to Exhibit 19(a)(i) to our Form 10-Q for the quarter ended September 30, 1986; and,

     - the by-laws, as amended, which are incorporated by reference to Exhibit 3(b) to our Form 10-Q for the quarter ended June 30, 1996.

DIVIDENDS

     The holders of common stock are entitled to receive dividends when, as and if declared by the board of directors of Anadarko, out of funds legally available for their payment subject to the rights of holders of preferred stock.

VOTING RIGHTS

     The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders.

RIGHTS UPON LIQUIDATION

     In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of common stock will be entitled to share equally in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock have received their liquidation preferences in full.

MISCELLANEOUS

     The outstanding shares of common stock are fully paid and nonassessable. The holders of common stock are not entitled to preemptive or redemption rights. Shares of common stock are not convertible into shares of any other class of capital stock. ChaseMellon Shareholder Services LLC, New York, New York, is the transfer agent and registrar for the common stock.

                       DESCRIPTION OF SECURITIES WARRANTS

     We may issue securities warrants for the purchase of debt securities, preferred stock or common stock. Securities warrants may be issued independently or together with debt securities, preferred stock or common stock and may be attached to or separate from any offered securities. Each series of securities warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The securities warrant agent will act solely as our agent in connection with the securities warrants and will not assume any obligation or relationship of agency or trust for or with any registered holders of securities warrants or beneficial owners of securities warrants. In addition to this summary, you should refer to the securities warrant agreement, including the forms of securities warrant certificate representing the securities warrants, relating to the specific securities warrants being offered for the complete terms of the securities warrant agreement and the securities warrants. That securities warrant agreement, together with the terms of securities warrant certificate and securities warrants, will be filed with the SEC in connection with the offering of the specific securities warrants.

     The particular terms of any issue of securities warrants will be described in the prospectus supplement relating to the issue. Those terms may include:

     - the designation, aggregate principal amount, currencies, denominations and terms of the series of debt securities purchasable upon exercise of securities warrants to purchase debt securities and the price at which the debt securities may be purchased upon exercise;

     - the designation, number of shares, stated value and terms (including, without limitation, liquidation, dividend, conversion and voting rights) of the series of preferred stock purchasable upon exercise of securities warrants to purchase shares of preferred stock and the price at which such number of shares of preferred stock of such series may be purchased upon such exercise;

     - the number of shares of common stock purchasable upon the exercise of securities warrants to purchase shares of common stock and the price at which such number of shares of common stock may be purchased upon such exercise;

     - the date on which the right to exercise the securities warrants will commence and the date on which the right will expire;

     - United States Federal income tax consequences applicable to the securities warrants; and,

     - any other terms of the securities warrant.

     Securities warrants for the purchase of preferred stock and common stock will be offered and exercisable for U.S. dollars only. Securities warrants will be issued in registered form only. The exercise price for securities warrants will be subject to adjustment in accordance with the applicable prospectus supplement.

     Each securities warrant will entitle its holder to purchase the principal amount of debt securities or the number of shares of preferred stock or common stock at the exercise price set forth in, or calculable as set forth in, the applicable prospectus supplement. The exercise price may be adjusted upon the occurrence of events as set forth in the prospectus supplement. After the close of business on the expiration date, unexercised securities warrants will become void. We will specify the place or places where, and the manner in which, securities warrants may be exercised in the applicable prospectus supplement.

     Prior to the exercise of any securities warrants to purchase debt securities, preferred stock or common stock, holders of the securities warrants will not have any of the rights of holders of the debt securities, preferred stock or common stock purchasable upon exercise, including:

     - in the case of securities warrants for the purchase of debt securities, the right to receive payments of principal of, any premium or interest on the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture; or,

     - in the case of securities warrants for the purchase of preferred stock or common stock, the right to vote or to receive any payments of dividends on the preferred stock or common stock purchasable upon exercise.

                              PLAN OF DISTRIBUTION

     We may sell the debt securities, preferred stock, depositary shares, common stock or securities warrants (together referred to as the "offered securities")
(a) through underwriters or dealers; (b) directly to one or a limited number of institutional purchasers; or, (c) through agents. This prospectus or the applicable prospectus supplement will set forth the terms of the offering of any offered securities, including the name or names of any underwriters, dealers or agents, the price of the offered securities and the net proceeds to us from such sale, any underwriting commissions or other items constituting underwriters' compensation.

     If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The offered securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more investment banking firms or others, as designated. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters or agents to purchase the offered securities will be subject to conditions precedent and the underwriters will be obligated to purchase all the offered securities if any are purchased. Any initial public offering price and any underwriting commissions or other items constituting underwriters' compensation may be changed from time to time.

     If a dealer is utilized in the sale of any offered securities, we will sell those offered securities to the dealer, as principal. The dealer may then resell the offered securities to the public at varying prices to be determined by the dealer at the time of resale.

     We may sell offered securities directly to one or more institutional purchasers, or through agents at a fixed price or prices, which may be changed, or at varying prices determined at time of sale. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best effort basis for the period of its appointment.

     If an applicable prospectus supplement indicates, we will authorize agents, underwriters or dealers to solicit offers by specified institutions to purchase offered securities from us at the public offering price set forth in the prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of the contracts.

     Under agreements entered into with us, agents and underwriters who participate in the distribution of the offered securities may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make. Agents and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

                                 LEGAL MATTERS

     The validity of the offered securities will be passed upon for us by Davis Polk & Wardwell, New York, New York, and for any underwriters, dealers or agents by Hughes Hubbard & Reed LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements of Anadarko and subsidiaries as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998 incorporated by reference in the registration statement have been incorporated herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

================================================================================

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                            ------------------------

                               TABLE OF CONTENTS
                             Prospectus Supplement

                      Page
                      ----
Use of Proceeds.............................  S-2
Special Note Regarding Forward Looking
  Statements................................  S-2
Common Stock Price Ranges and Dividends.....  S-2
U.S. Federal Income Tax Considerations for
  Non-U.S. Holders of Common Stock..........  S-3
Underwriting................................  S-6

                   Prospectus

About This Prospectus.......................    2
Anadarko Petroleum Corporation..............    2
Where You Can Find More Information About
  Anadarko..................................    2
Ratios of Earnings to Fixed Charges and
  Earnings to Combined Fixed Charges and
  Preferred Stock Dividends.................    3
Use of Proceeds.............................    3
Description of Debt Securities..............    3
Description of Preferred Stock..............   12
Description of Depositary Shares............   14
Description of Common Stock.................   16
Description of Securities Warrants..........   17
Plan of Distribution........................   18
Legal Matters...............................   19
Experts.....................................   19

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                                6,250,000 Shares

                                [ANADARKO LOGO]

                                  Common Stock

                            ------------------------

                             PROSPECTUS SUPPLEMENT

                            ------------------------

                              GOLDMAN, SACHS & CO.

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